EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1996      1995      1994      1993      1992
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings              $199,912   155,571   175,033   200,004   179,164
  Add:
   Cumulative effect of
    change in accounting
    principles                     -         -     4,282         -         -
   Fixed charges              47,174    52,422    44,280    42,839    48,050
   Taxes on income           106,981    96,979   112,254   125,206   113,212
                             -------   -------   -------   -------   -------
    Total                   $354,067   304,972   335,849   368,049   340,426
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $  9,258     9,267    11,179    10,178    16,932
  Other interest charges      22,207    28,321    19,610    19,636    18,959
  Amortization of debt
   expense                       339       339       429       386       623
  Rental expense representa-
   tive of interest factor    15,370    14,495    13,062    12,639    11,536
                             -------   -------   -------   -------   -------
    Total                   $ 47,174    52,422    44,280    42,839    48,050
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        7.51      5.82      7.58      8.59      7.08
                             =======   =======   =======   =======   =======